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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FIRST COMMAND BROKERAGE SERVICES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 FirstComm Plaza
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Meeghan Hubka (817) 731 – 8621
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP
(Name - *if individual, state last, first, middle name*)

2821 West Seventh Street, Suite 700	Fort Worth	Texas	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Meeghan Hubka, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Command Brokerage Services, Inc., as of and for the year ended September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DocuSigned by:
Meeghan Hubka
6FB9B86235FF41E...
Signature

FINOP, Director, Financial Accounting
Title

DocuSigned by:
Mary Ann Nieswiadomy
58E3471D565746E...
Notary Public

MARY ANN NIESWIADOMY
Notary ID
3923990
My Commission Expires
8/6/2022
NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST COMMAND
Get Squared Away

SEC
Mail Processing
Section
NOV 24 2021
Washington DC
416

First Command Brokerage Services, Inc.

Financial Statements

September 30, 2021

FIRST COMMAND BROKERAGE SERVICES, INC.

(SEC I.D. No. 8-7072)

Statement of Financial Condition
September 30, 2021
and Independent Registered Public Accounting Firm Report

Filed Pursuant to Rule 17 a-5(e)(3) as a PUBLIC DOCUMENT

FIRST COMMAND BROKERAGE SERVICES, INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
As of September 30, 2021	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

weaver
Assurance · Tax · Advisory

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
First Command Brokerage Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Command Brokerage Services, Inc. (the Company) as of September 30, 2021, and the related notes to statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the Unites States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2012.

Fort Worth, Texas
November 23, 2021

Weaver and Tidwell, L.L.P.
2821 West 7th Street, Suite 700 | Fort Worth, Texas 76107
Main: 817.332.7905

FIRST COMMAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2021

ASSETS		
Cash and cash equivalents	$	4,565,020
Marketable securities, at fair value		1,003,039
Commissions and fees receivable		6,286,381
Accounts receivable, prepaid expenses and other		2,602,525
Accounts receivable, affiliates		286,566
Advisor advanced commissions		47,070
TOTAL ASSETS	$	14,790,601
LIABILITIES		
Accrued commissions payable	$	2,031,814
Accounts payable, parent company		209,158
Accounts payable, affiliates		564,340
Other accrued liabilities		1,011,291
Total liabilities		3,816,603
STOCKHOLDER'S EQUITY		
Common stock		
Class A - voting		2,046
Class B - non-voting		927
Additional paid-in capital		116,805
Retained earnings		10,854,339
Treasury stock, at cost		(119)
Total stockholder's equity		10,973,998
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,790,601

The Notes to Financial Statements are
an integral part of this statement.

FIRST COMMAND BROKERAGE SERVICES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First Command Brokerage Services, Inc. (the Company or FCBS), a wholly owned subsidiary of First Command Financial Services, Inc. (FCFS), was chartered in Texas in 1958, and is engaged in the sale of mutual funds and other variable investments to middle income American families with a concentration to United States military personnel. The Company is a licensed, fully-disclosed broker/dealer registered with the Securities Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The corporate office is located in Fort Worth, Texas.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Assigned Fixed Fee from the parent company is a significant estimate. Actual results could differ from those estimates.

Advisor Advanced Commissions

From October 2015 through April 2017, the Company advanced approximately 66 months of commissions to advisors for certain mutual fund sales. The amount advanced is treated as a prepaid expense (an asset) and amortized to commission expense as commission revenue is earned on future client investment payments over the 66 months. If the account cancels or periodic investments cease during the 66 months, the unamortized amount advanced is recorded as a receivable from the advisor.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include demand deposits and a money market account. Carrying value approximates fair value.

Marketable Securities

Marketable securities, the majority of which are fixed maturity debt securities, are classified as trading and recorded at fair value. Changes in fair value of these marketable securities (both realized and unrealized) are recorded in the statement of operations. Realized gains and losses are included in operations and are determined by using a specific identification basis.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Commissions and Fees Receivable

Commissions receivable represents $191,527 and $74,922 due from mutual fund companies and insurance companies for the sale and servicing of investment products by the Company's sales advisors as of September 30, 2021 and October 1, 2020, respectively. The fees receivable represents the accrual of $6,094,854 and $5,480,210 of fees for assets under the Company's management and are collected on a quarterly basis as of September 30, 2021 and October 1, 2020 respectively.

Accounts Receivable, Prepaid Expenses and Other

Accounts receivable represents $1,962,761 of fees receivable from investors' individual retirement custodial accounts.

Credit Losses

Effective October 1, 2020, the Company adopted the provisions of ASC Topic 326, Financial Instruments - Credit Losses (ASC 326). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

Included in the scope of ASC 326 are the Company's commissions and fees receivable and accounts receivable. Under the provisions of ASC 326, the allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due based on the contractual agreement and expectation of collection in accordance with industry standards. Based on historical losses and the short-term nature of the Company's receivables, management has determined that no allowance is necessary at September 30, 2021, and the adoption of ASC 326 did not have a significant impact on the Company's financial statements.

Income Taxes

Since December 1, 1998, the Company has been a Subchapter S corporation for federal income tax purposes. A Subchapter S corporation generally pays no federal income taxes, and its taxable income, if any, is taxed at the stockholder level. FCFS files a consolidated tax return that includes FCBS. Any tax positions are taken at the consolidated level.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, commissions and fees receivable, other receivables, and marketable securities. The Company places its temporary cash investments and marketable securities with financial institutions and investment companies. Therefore, the majority of these funds are not insured by the Federal Deposit Insurance Corporation. Concentrations of credit risk with respect to commissions and fees receivable are limited due to the number of investment companies comprising the Company's supplier base.

Subsequent Events

The Company evaluated for recognition or disclosure, all events or transactions that occurred after September 30, 2021, through November 23, 2021, the date these financial statements were available to be issued.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company shares office facilities, software, employees, and personnel costs with its parent company, FCFS. FCFS charges costs to the Company that are clearly applicable to the operations of FCBS. The Company and its parent share in other operating expenses through an Assigned Fixed Fee. A reasonable allocation method is used to determine the Assigned Fixed Fee, which calculates an estimate of common expenses, or those costs not clearly applicable to any one legal entity, based on the number of new and existing client accounts opened and future economic value of accounts from FCFS, FCBS, or both. The Assigned Fixed Fee included select advisor expenses, rent, equipment usage, general and administrative expenses, advisor service fee income and other income. The Assigned Fixed Fee is for the duration of a year and is re-assessed annually.

The Company provides services to First Command Advisory Services, Inc. (FCAS) for all necessary brokerage back office operations of its asset management operations. FCBS manages the relationships with the clearing broker dealer and various fund companies for the asset management operations.

The Company had the following balances associated with entities at year-end, which were reflected in the accompanying Statement of Financial Condition as 1) accounts receivable, affiliates, 2) accounts payable, parent company or 3) accounts payable, affiliates.

NOTE 2. RELATED PARTY TRANSACTIONS -CONTINUED

	Balances Due From	Balances Due To
Parent Company:		
First Command Financial Service, Inc.	$ -	$ 209,158
	$ -	$ 209,158
Affiliates:		
First Command Advisory Services, Inc.	$ -	$ 4,360
First Command Bank	-	559,980
First Command Europe, Ltd.	86,928	-
First Command Insurance Services, Inc.	199,638	-
	$ 286,566	$ 564,340

All intercompany balances are due on demand and are settled periodically by the payment of cash between the companies. Amounts due to an affiliate, FCB, largely consist of amounts collected from Pershing for IRA maintenance fees due to FCB.

At September 30, 2021, FCBS had cash balances held at FCB of $4,154,338.

NOTE 3. MARKETABLE SECURITIES

The aggregate cost and fair value of FCBS's marketable securities at September 30, 2021, are as follows:

Marketable securities, at cost	$ 999,924
Unrealized gains, net	3,115
Marketable securities, at fair value	$ 1,003,039

Fair Value Measurements

The Financial Accounting Standards Board (FASB) requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. FASB excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. This disclosure does not and is not intended to represent the fair value of the Company.

NOTE 3. MARKETABLE SECURITIES - CONTINUED

Fair Value Measurements - Continued

The Company measures the fair value of its financial assets in accordance with the hierarchy established by GAAP, which consists of three levels to indicate the quality of the fair value measurements as described below:

Level 1

Fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2

Fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data.

Level 3

Fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company's own data or bid and ask prices in the dealer market.

The Company's marketable securities consist of investments in United States government sponsored agency securities and are classified as a trading portfolio. Management determines the fair values of these securities after consideration of data provided by third-party pricing services. The prices provided by third-party pricing services are based on observable market data inputs which can vary by security type. Such inputs include benchmark yields, available trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market data. Where possible, these prices were corroborated against other independent sources. The Company has classified these securities as Level 2.

The classification of these securities as Level 2 is consistent with the fair value methods used in the prior year.

NOTE 3. MARKETABLE SECURITIES - CONTINUED

Fair Value Measurements - Continued

The following table represents assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Marketable securities	$ -	$ 1,003,039	$ -	$ 1,003,039

NOTE 4. COMMON STOCK

At September 30, 2021, the common stock of the Company is as follows:

	Voting Class A	Non-voting Class B
Par value per share	$ 0.02	$ 0.02
Number of shares authorized	750,000	750,000
Number of shares issued	102,300	46,368
Number of previously issued shares repurchased and held as treasury stock	3,100	2,834
Number of shares outstanding	99,200	43,534

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2021, the Company had net capital of $3,678,269 which was $3,423,829 in excess of its required net capital of $254,440. The Company's aggregate indebtedness to net capital ratio was 1.04.

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company is not currently involved in or aware of any litigation that it believes could have a material adverse effect on its financial condition or results of operations.

FIRST COMMAND
Get Squared Away

SEC
Mail Processing
Section
NOV 24 2021
Washington DC
416

November 23, 2021

Dear Sir/Madam:

Enclosed you will find the audited Financial Statements and Supplemental Schedules as of and for the year ended September 30, 2021 and Exemption Report for First Command Brokerage Services, Inc.

The focus report filing has been amended. The calculation of net capital has changed slightly from the original focus filing due to the revision of preliminary results.

Securities and Exchange Commission
Trading and Markets
NOV 29 2021
RECEIVED

Sincerely,

DocuSigned by:
Meeghan Hubka
5748455D62F6404...

Meeghan Hubka
FINOP, Director, Financial Accounting

1 FirstComm Plaza ▪ Fort Worth, Texas 76109-4999 ▪ PO Box 2387 ▪ Fort Worth, Texas 76113 ▪ **1.833.591.3237** ▪ Overseas, Call **1.817.731.8621** ▪ **www.firstcommand.com**